NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT

IN THE REPUBLIC OF ITALY

P.T. INDOSAT TBK, INDOSAT FINANCE COMPANY B.V. AND INDOSAT INTERNATIONAL FINANCE COMPANY B.V. ANNOUNCE FURTHER EXTENSIONS OF THE EARLY TENDER DATE/CONSENT EXPIRATION DATE AND EXPIRATION DATE FOR THE TENDER OFFERS AND CONSENT SOLICITATION

Jakarta, June 30, 2010 (New York, June 29, 2010) — PT Indosat Tbk. (“Indosat”), Indosat Finance Company B.V. (“IFC”) and Indosat International Finance Company B.V. (“IIFC” and, together with IFC, the “Issuers” and each an “Issuer”) announced today that the Issuers have further extended the original Early Tender Date/Consent Expiration Date and Expiration Date with respect to (i) their previously announced Offers to purchase for cash any and all of IFC’s outstanding 7.75% Guaranteed Notes due 2010 (the “2010 Notes”) and IIFC’s outstanding 7.125% Guaranteed Notes due 2012 (the “2012 Notes” and, together with the 2010 Notes, the “Notes”) and (ii) IFC’s previously announced Consent Solicitation.

The Early Tender Date/Consent Expiration Date for the Offers and the Consent Solicitation, originally scheduled for 5:00 p.m., New York City time, on Monday, May 24, 2010, has been further extended to 5:00 p.m., New York City time, on Wednesday, July 21, 2010 (unless further extended or earlier terminated).  As a result of this extension, the Initial Acceptance Date, which was originally expected to be Thursday, May 27, 2010, New York City time, has been further extended and is currently expected to be Friday, July 23, 2010, New York City time (the “Revised Initial Acceptance Date”). The Initial Settlement Date is expected to be a business day on or promptly following the Revised Initial Acceptance Date and the satisfaction or waiver of certain conditions to the Offer and/or the Consent Solicitation.  The Expiration Date, previously scheduled for 12:00 Midnight, New York City time, on Wednesday, June 9, 2010, has been further extended to 12:00 Midnight, New York City time, on Friday, July 30, 2010 (unless further extended or earlier terminated).  The Final Settlement Date, which was originally expected to be no later than New York City time, on Friday, June 11, 2010, has been further extended and is currently expected to be no later than New York City time, on Tuesday, August 3, 2010.

The right to withdraw validly tendered Notes expired at 5:00 p.m., New York City time, on Monday, May 24, 2010, notwithstanding the subsequent extension, or any further extensions, of the Revised Early Tender Date/Consent Expiration Date.

The Issuers have further extended the Offers and the Consent Solicitation to coordinate the closing of the Offers and the Consent Solicitation with the closing of the financing transaction described in the offer to purchase and consent solicitation statement dated May 11, 2010 (the “Offer to Purchase”) and the consent solicitation statement dated May 11, 2010 (the “Consent Solicitation Statement”). Except for the extensions and changes to the relevant dates and times described above, all other terms and conditions of the Offer to Purchase and the Consent Solicitation Statement remain unchanged and applicable to the Offers and the Consent Solicitation.

As of 5:00 p.m. New York City time on Monday, June 28, 2010, tenders in respect of approximately US$166,760,000 and US$55,655,000 aggregate principal amounts of the 2010 Notes and 2012 Notes, respectively,  and consents in respect of approximately US$185,356,000 aggregate principal amount of the 2010 Notes, were validly tendered/delivered (and not validly withdrawn/revoked).

The Issuers have engaged Citigroup Global Markets Limited, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland plc as joint dealer managers and solicitation agents for the Offers and the Consent Solicitation. D.F. King & Co., Inc. has been retained to serve as the information and tender agent for the Offers and the Consent Solicitation. Requests for documents and questions regarding the tendering of Notes or delivery of consents may be directed to D.F. King & Co., Inc. at +1 (888) 628-9011 (toll free). Banks and brokers call collect at +1 (212) 269-5550.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers and the Consent Solicitation are only being made pursuant to and, except as noted above, subject to the terms and conditions of the Offer to Purchase and the Consent Solicitation Statement that the Issuers have distributed to holders of Notes, as applicable. The Offers and the Consent Solicitation are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:   62-21-3869615

Fax:  62-21-30003757

Corporate Secretary

Tel:   62-21-3869614

Fax:  62-21-30003754

Email:       investor@indosat.com

Website:   www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.